Exhibit 99.1

news release

Encana reports solid third quarter supported by liquids growth and progress on cost improvements

For Immediate Release

Calgary, Alberta (October 23, 2013) TSX, NYSE: ECA

Encana Corporation (TSX: ECA) (NYSE: ECA) recorded a second consecutive profitable quarter with third quarter 2013 net earnings of $188 million or $0.25 per share, cash flow of $660 million or $0.89 per share and operating earnings of $150 million or $0.20 per share. Year to date, the Company has generated net earnings of $487 million or $0.66 per share, cash flow of $1.9 billion or $2.58 per share and operating earnings of $576 million or $0.78 per share.

Oil and natural gas liquids (NGLs) production volumes in the quarter averaged approximately 58,200 barrels per day (bbls/d), a 92 percent year-over-year increase compared to the third quarter of 2012. The company remains on track to achieve total liquids production of 50,000 bbls/d to 60,000 bbls/d for the year, compared to an average of 31,000 bbls/d in 2012, and expects to exit the year with liquids production in the 70,000 bbls/d to 75,000 bbls/d range. Year-to-date, 64 percent of Encana’s liquids production is comprised of higher-value condensate and light oil.

Third quarter natural gas production volumes averaged approximately 2.7 billion cubic feet per day (Bcf/d). Encana has revised its guidance for expected 2013 natural gas production to be between 2.7 Bcf/d and 2.8 Bcf/d, an adjustment which reflects asset divestitures and delays associated with ongoing work to ramp up the Deep Panuke offshore project to its full production capacity.

Cost improvement initiatives starting to show results

Earlier in the year, Encana set a target to achieve cost savings and capital efficiency gains of $100 million to $150 million over 18 months relative to budgeted plans; by year-end, the Company expects to realize about $110 million of that total. The Company expects full year cash flow to be near the high end of its current guidance range and has lowered its capital spending guidance to reflect a planned spend in the range of $2.7 billion to $2.9 billion. Encana finished the quarter with a period end balance of about $3.3 billion in cash and cash equivalents.

“The effort our staff has made in reducing costs has contributed to improved cash flow. Our disciplined capital focus through the year along with our stronger cash balance, positions us well as we prepare to make changes to align the business with our future strategic direction,” says Doug Suttles, Encana President & CEO. “In addition, we are on track to hit our year-end exit rate liquids production target of 70,000 bbls/d to 75,000 bbls/d.”

Encana has today posted its revised Corporate Guidance on its website, www.encana.com.

Strategy review process making rapid progress

“We are making rapid progress in the development of our strategy and reached a major milestone with the recent announcement of our new organizational structure and Senior Management team,” says Suttles. “We’re focusing our energy on finalizing our strategy which will inform our capital allocation decisions for 2014 and beyond.”

“Our goal is to make Encana a more focused, dynamic and efficient organization,” adds Suttles. “The changes we’ve made to date and the changes we will be making in the near term are positioning Encana to generate high quality returns for our shareholders.”

The Company plans to announce its long-term strategic plan and fourth quarter dividend before the end of the year.

Operational highlights

•	Sales gas production started offshore at Deep Panuke during the third quarter on August 11. All four wells are cumulatively producing at a restricted rate of approximately 175 MMcf/d to 200 MMcf/d as final work continues on the platform’s processing systems to bring the platform to its full capacity of 300 million cubic feet per day (MMcf/d).

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•	In the Duvernay play of west-central Alberta, the Company’s 8-5 well, which had an initial production rate of 1400 bbls/d of field condensate and 4 MMcf/d of natural gas over its first 30 days, continues to exceed expectations producing at a rate of 350 bbls/d of condensate and 2 MMcf/d of natural gas after more than 160 days. To date, the well has produced over 100 thousand barrels of field condensate and 400 million cubic feet of natural gas. Overall, 12 horizontal wells have been completed in the play with 10 on production and two currently being tied in. Free condensate yield results remain strong with a range of 45 to 300 barrels per million cubic feet (bbls/MMcf).

•	In Gordondale, two recent oil wells produced 1,100 bbls/d per well for the first four days. Two seven-well oil pads, each capable of producing between 4,000 to 5,000 bbls/d of oil, are expected to be brought online in the fourth quarter.

•	The Company had more strong results in the Bighorn area with three wells in the Falher F/Wilrich formation testing above 19 MMcf/d each, with liquids production at 950 bbls/d per well and a Dunvegan well is currently producing 8 MMcf/d and 170 bbls/d of field condensate. Improvements in operations have also resulted in a 30 percent decrease in completions costs.

•	In the San Juan Basin, the most recent four wells had initial production rates between 400 bbls/d and 500 bbls/d of oil over the first 30 days. Well costs continue to decrease and the newer wells have been drilled twice as fast as the original wells, some with total well costs under $4.0 million per well. Encana drilled nine wells in the San Juan Basin during the third quarter and currently has 23 wells on production in the play.

•	The company is pleased to confirm that its operations experienced no reportable spills or major environmental issues as a result of the severe flooding that affected the DJ Basin in Colorado. The annual production impact is estimated to be minimal at a reduction of less than 250 bbls/d of oil and NGLs.

Encana delivers on cash flow with risk management program in place

At September 30, 2013, Encana has hedged approximately 2,255 MMcf/d of expected October to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.37 per thousand cubic feet (Mcf), approximately 1,538 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf.

In addition, Encana has hedged approximately 16,890 bbls/d of expected October to December 2013 oil production using a WTI equivalent price of $100.00 per barrel and approximately 9,470 barrels per day of expected 2014 oil production at a WTI equivalent price of $94.19 per bbl.

Third Quarter Highlights

Financial Summary

(for the period ended September 30) ($ millions, except per share amounts)	Q3 2013	Q3 2012
Cash flow[1]	660	913
Per share diluted	0.89	1.24
Operating earnings[1]	150	263
Per share diluted	0.20	0.36

Earnings Reconciliation Summary

Net earnings (loss)	188	(1,244)
After tax (addition) deduction:
Unrealized hedging gain (loss)	(89)	(428)
Impairments	(16)	(1,193)
Non-operating foreign exchange gain (loss)	105	162
Income tax adjustments	38	(48)
Operating earnings[1]	150	263
Per share diluted	0.20	0.36

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 3.

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Production Summary (Third Quarter)

(For the period ended September 30) (After royalties) (Average production)	Q3 2013	Q3 2012	% Δ
Natural gas (MMcf/d)	2,723	2,905	-6
Liquids (Mbbls/d)	58.2	30.3	92

Liquids Production Volumes (Year-to-date)

(For the period ended September 30) (After royalties) (Average Mbbls/d)	2013	% of Total
Oil	23.4	47
Plant Condensate	8.3	17
Butane	4.2	8
Propane	6.6	13
Ethane	7.3	15

	49.8	100

Third Quarter Natural Gas and Liquids Prices

	Q3 2013	Q3 2012
Natural gas
NYMEX ($/MMBtu)	3.58	2.81
Encana realized gas price[1] ($/Mcf)	4.00	4.91
Oil and Natural Gas Liquids($/bbl)
WTI	105.81	92.20
Encana realized NGLs price	46.35	61.34
Encana realized oil price[1]	90.42	80.04

[1]	Realized prices include the impact of financial hedging.

Encana will host a conference call today Wednesday, October 23, 2013 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on October 23 until midnight October 30, 2013 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 27733290. A live audio webcast of the conference call will also be available at www.encana.com, in the Invest in Us section under Presentations & Events. The webcast will be archived for approximately 90 days.

Media are invited to participate in the call in a listen only mode.

Follow Encana on Twitter @encana for updates during the company’s third-quarter 2013 conference call.

The unaudited interim Condensed Consolidated Financial Statements for the period ended September 30, 2013 are available at www.encana.com and will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids-rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

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•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: 2013 total liquids and natural gas production; the composition of the company’s liquids production; anticipated drilling and the success thereof; anticipated production from wells, including in the Deep Panuke, Duvernay, Gordondale, Bighorn, San Juan Basin and DJ Basin areas; anticipated capital investment; expected adherence to the company’s 2013 capital spending plan; expected amounts of cash, cash equivalents and cash flow by year end; achieving 2013 Corporate Guidance; anticipated cost savings and improved capital and operating efficiencies; anticipated natural gas prices over the next few years; anticipated timing for the development and implementation of the company’s strategy; anticipated returns for shareholders; anticipated divestitures and the proceeds therefrom; and the volume and timing of production capacity from Deep Panuke.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit

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rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.7 Bcf/d and 2.8 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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